May 19, 2006
Linda VanDoorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boykin Lodging Company Form 10-K for the year ended December 31, 2005 File No. 001-11975
Dear Linda:
We have reviewed your letter dated May 11, 2006 and have the following responses to the comment you have raised. For the convenience of the staff, we have repeated your comment in the text below.
Form 10-K:
Financial Statements and Notes
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition
Condominium Units, page F-15
1.	Based on your disclosure it appears that you are using the completed contract method for revenue recognition. If so, confirm this to us and clarify this in future filings. If not, explain to us more fully how you apply the percentage of completion method to your condominium sales. Specifically identify the numerator and denominator of the ratio you are using as well as the base to which the ratio is applied in determining percentage of completion. In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of the condominium unit. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 4, 12 and 37(d) of SFAS 66.

The Company uses percentage of completion accounting on condominium construction projects as described in the Revenue Recognition: Percentage of Completion section of Footnote 2. The amount of revenue and expense recognized is based on the following as illustrated in the attached example:
Revenue = Percentage of Costs Incurred X Percentage of Revenue to be Recognized X Total Expected Revenues
Cost of Sales = Percentage of Costs Incurred X Percentage of Revenue to be Recognized X Total Expected Costs
Percentage of Costs Incurred = costs incurred to date / Total Expected Costs
Percentage of Revenue to be Recognized = aggregate revenues for units which qualify for revenue recognition / Total Expected Revenues
Total Expected Revenues = estimate of total revenues upon sell-out of all available units
Total Expected Costs = estimate of the total capitalizable costs to be incurred for the project
The aggregate revenues for units which qualify for revenue recognition are based upon a unit-by-unit analysis of the status of sales contracts and customer deposits. In order to qualify for recognition, a unit must be under a contract which commits a buyer to the extent of being unable to require a refund except for non-delivery of the condominium unit. Additionally, the unit buyer must have made a 10% deposit of cash into an escrow account. This level of deposit, in conjunction with the Company’s experience of collecting 100% of the funds due under condominium contracts on the previous 92-unit project which was constructed and sold under similar terms, is sufficient to demonstrate that the buyers have met the continuing investment criteria under the guidance of paragraph 54 of SFAS 66 with regard to secondary or recreational condominium residences. Further, an additional 10% deposit of cash into escrow is required upon notice to the condominium buyer that construction is underway, further evidencing the buyer’s continuing investment. The remaining 80% of the sales price is payable in cash upon completion of the condominium unit. In the case of Captiva Villas, there are certain unit purchase agreements which were executed more than 2 years prior to the expected completion date. Pursuant to the applicable condominium declaration, the buyers of those units are not obligated to close on the units upon completion and will be entitled to a return of their contract deposits. Accordingly, the Company will recognize revenue on those units only as they close.
Generally, a condominium buyer has a period of 15 days after signing the sales contract to provide the first 10% cash deposit or to cancel the contract. After expiration of this 15-day rescission period, once construction of the project commenced, the second 10% cash deposit was immediately due. The current construction project (Captiva Villas) is expected to be completed within 15 months after the second 10% deposit was due and was received from the majority of the buyers, which experience is consistent with the White Sand Villas project. Ownership is assumed as soon as practicable after completion. Factors affecting the ownership assumption timeline include the ability of the title agent to successfully coordinate the closings.
In future filings, we will rearrange our footnote in order to make it more apparent that the discussion of the percentage of completion method of recognizing revenue is applicable to the individual condominium projects. Additionally, in future filings, we will more fully describe the process of determining the revenues and expenses to be recognized. Lastly, we will clarify that for unit sales not meeting our criteria for percentage of completion revenue recognition, revenue is recognized upon transfer of the ownership of the unit to the buyer.
As requested, we confirm to you the following statements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of the foregoing. If you have any questions, please do not hesitate to contact me at (216) 430-1222.
Sincerely,
BOYKIN LODGING COMPANY
By:
/s/ Shereen P. Jones
Shereen P. Jones
Executive Vice President
Chief Financial and Investment Officer

Example: Percentage of Completion Accounting Calculation
5 Unit project with Total Expected Sell-out Revenues of $700,000
Total Expected Costs of the Project are $500,000
At the accounting date, 3 units qualify for revenue recognition, with aggregate revenues of $400,000
At the accounting date, total costs incurred for the project are $200,000

Units		Recognize
Sold	Sales Price	Revenue?
1	$100,000	Y	$100,000
2	150,000	Y	150,000
3	200,000	N
4	150,000	Y	150,000
5	100,000	N

Total Expected Revenues	700,000		$400,000	aggregate revenue for units which qualify

Total Expected Costs	500,000

Profit	$200,000

Profit %	29%

Percentage of Revenue to be Recognized	$400,000 /	$700,000 =	57.14%

Percentage of Costs Incurred	$200,000 /	$500,000 =	40.00%

Revenue	40.00% X	57.14% X	$700,000	=	$159,992

Cost of Sales	40.00% X	57.14% X	$500,000	=	$114,280

Profit					$45,712

					29%